SPIN SPÓŁKA AKCYJNA

Skrócone skonsolidowane sprawozdanie finansowe
Grupy Kapitałowej SPIN SA
za I kwartał 2007 roku

- sporządzone zgodnie z
Międzynarodowymi
Standardami
Sprawozdawczości Finansowej

SPIS TREŚCI



INFORMACJE OGÓLNE

Jednostką dominującą dla Grupy SPIN („Grupa”) jest SPIN Spółka Akcyjna („Jednostka Dominująca”) z siedzibą w Katowicach, ul. Wita Stwosza 7.

Spółka została zarejestrowana w Sądzie Rejonowym w Bydgoszczy w dniu 12 maja 2000 roku pod nr RHB 4851, w dniu 12 lutego 2001 roku została zarejestrowana w Rejestrze Przedsiębiorców w Krajowym Rejestrze Sądowym pod nr KRS 0000000620.

Jednostka Dominująca posiada numer NIP: 554-023-20-18 nadany w dniu 3 czerwca 1993 roku oraz symbol REGON: 090003876 nadany w dniu 19 marca 1991 roku.

Czas trwania jednostki dominującej oraz jednostek wchodzących w skład Grupy Kapitałowej jest nieoznaczony.

Przedmiotem działalności Jednostki Dominującej według klasyfikacji przyjętej przez Giełdę Papierów Wartościowych w Warszawie („GPW”) jest „informatyka”.

Grupa, oprócz świadczenia kompleksowych usług informatycznych, zajmuje się również świadczeniem usług internetowych oraz sprzedażą towarów obejmujących sprzęt komputerowy. Sprzedaż towarów dokonywana przez Grupę jest w dużej części powiązana ze świadczeniem usług związanych z oprogramowaniem.

Jednostką dominującą w stosunku do SPIN jest spółka Prokom Software SA. Na dzień 31 marca 2007 roku posiadał on 50,40% akcji SPIN SA, dających 49,99% głosów na Walnym Zgromadzeniu Akcjonariuszy. 19,1% akcji Spółki dających 19,5% głosów na Walnym Zgromadzeniu Akcjonariuszy jest w ręku drobnych inwestorów. Zgodnie ze statutem Spółki, Prokom Software ma prawo powołania trzech z pięciu członków Rady Nadzorczej SPIN SA, co daje Prokom Software SA kontrolę nad Spółką.

Podstawa sporządzenia sprawozdania finansowego

Sprawozdanie finansowe zostało sporządzone zgodnie z zasadą kosztu historycznego, z wyjątkiem nieruchomości inwestycyjnych, które wycenianie są według wartości rynkowej oraz aktywów finansowych dostępnych do sprzedaży, które są wyceniane według wartości godziwej. Walutą pomiaru Grupy i walutą sprawozdawczą niniejszego sprawozdania finansowego jest złoty polski („PLN”), a wszystkie wartości, o ile nie wskazano inaczej, podane są w tysiącach złotych („tys. PLN”).

Sprawozdanie finansowe zostało sporządzone przy założeniu kontynuowania działalności gospodarczej przez Grupę w dającej się przewidzieć przyszłości. Na dzień zatwierdzenia niniejszego sprawozdania finansowego do publikacji nie stwierdza się istnienia okoliczności wskazujących na zagrożenie kontynuowania działalności przez Grupę.

Oświadczenie o zgodności

Niniejsze skonsolidowane sprawozdanie finansowe zostało sporządzone zgodnie z Międzynarodowymi Standardami Sprawozdawczości Finansowej („MSSF”) oraz MSSF zatwierdzonymi przez UE. Na dzień

zatwierdzenia niniejszego sprawozdania do publikacji, biorąc pod uwagę toczący się w UE proces wprowadzania standardów MSSF oraz prowadzoną przez Grupę działalność, w zakresie stosowanych przez Grupę zasad rachunkowości nie ma różnicy między standardami MSSF oraz standardami MSSF zatwierdzonymi przez Unię Europejską.

MSSF obejmują standardy i interpretacje zaakceptowane przez Radę Międzynarodowych Standardów Rachunkowości („RMSR”) oraz Komitet ds. Interpretacji Międzynarodowej Sprawozdawczości Finansowej („KIMSF”).

Niektóre jednostki Grupy prowadzą swoje księgi rachunkowe zgodnie z polityką (zasadami) rachunkowości określonymi przez Ustawę z dnia 29 września 1994 roku o rachunkowości („Ustawa”) z późniejszymi zmianami i wydanymi na jej podstawie przepisami („polskie standardy rachunkowości”). Skonsolidowane sprawozdanie finansowe zawiera korekty nie zawarte w księgach rachunkowych jednostek Grupy wprowadzone w celu doprowadzenia sprawozdań finansowych tych jednostek do zgodności z MSSF.

Skład Zarządu i Rady Nadzorczej oraz zmiany w ciągu roku

Zarząd został powołany dnia 20 grudnia 2004 roku, a Rada Nadzorcza została powołana dnia 22 czerwca 2006 roku. Kadencja Zarządu wynosi 3 lata, natomiast Rady Nadzorczej 2 lata. Na dzień sporządzenia niniejszego sprawozdania skład Zarządu oraz Rady Nadzorczej Grupy przedstawiał się następująco:

Zarząd

Imię i nazwisko	**Funkcja**
Michał Górski	Prezes Zarządu
Jerzy Gałuszka	Wiceprezes Zarządu

W okresie 3 miesięcy zakończonym 31 marca 2007 nie zaszły zmiany w składzie Zarządu.

Rada Nadzorcza

Imię i nazwisko	**Funkcja**
Andrzej Musioł	Przewodniczący Rady
Dariusz Górka	Członek Rady
Paweł Homiński	Członek Rady
Zbigniew Kuliński	Sekretarz Rady
Bartosz Jałowiecki	Członek Rady

W okresie 3 miesięcy zakończonym dnia 31 marca 2007 nie zaszły zmiany w składzie Rady Nadzorczej.


spin

Wykaz akcjonariuszy i opis zmian w strukturze własności znacznych pakietów akcji

Akcjonariusze posiadający bezpośrednio, bądź przez podmioty zależne, co najmniej 5% ogólnej liczby głosów na Walnym Zgromadzeniu SPIN SA na dzień sporządzenia raportu.

Akcjonariat SPIN SA według informacji posiadanych dnia 8 maja 2007 roku

Akcjonariusz	Liczba posiadanych akcji	Udział w kapitale zakładowym	Liczba głosów na WZ	Udział w ogólnej liczbie głosów na WZ
Prokom Software SA	2 786 790	50,40%	2 786 790	49,99%
Powszechne Towarzystwo Emerytalne PZU SA	576 587	10,43%	576 587	10,34%
Jerzy Gałuszka	353 871	6,40%	353 871	6,35%
Michał Górski	353 871	6,40%	353 871	6,35%
Andrzej Musioł	353 871	6,40%	353 871	6,35%

Kapitał zakładowy SPIN SA wynosi 55 290 740 PLN i dzieli się na 5 529 074 akcji o wartości 10 PLN każda, w tym 11 520 akcji imiennych serii A uprzywilejowanych 5 razy, co do głosu. Ogólna liczba głosów na Walnych Zgromadzeniach wynosi 5 575 154 głosy.

Zestawienie zmian w stanie posiadania akcji i opcji SPIN SA przez osoby zarządzające i nadzorujące:

Akcjonariusz	Liczba akcji
Osoby zarządzające	
Michał Górski	353 871
Jerzy Gałuszka	353 871
Osoby nadzorujące	
Andrzej Musioł	353 871
Zbigniew Kuliński	46 905

W okresie od dnia 1 stycznia 2007 roku do dnia 31 marca 2007 roku nie wystąpiły żadne zmiany w stanie posiadanych akcji SPIN SA przez osoby zarządzające i nadzorujące.



Graficzne przedstawienie struktury organizacyjnej Grupy Kapitałowej SPIN S.A.


SPIN SA
Softmax sp. z o.o. – 100%
SK Galkom sp. z o.o. – 87,50%
OptiX Polska sp. z o.o. – 66,48%
Serum Software sp. z o.o. – 64%
PIW Postinfo sp. z o.o. – 60%
PIW Kom-Pakt sp. z o.o. – 50,33%
Sapen sp. z o.o. – 50%
Steren sp. z o.o. – 25%

SPIN SA jest jednostką dominującą wobec następujących podmiotów, które podlegają konsolidacji.

Spółka	Siedziba	Przedmiot działalności	Organ prowadzący rejestr	Udział SPIN SA w kapitale / Udział w głosach	Charakter powiązania	Metoda konsolidacji
Softmax sp. z o.o.	Żychlin	Działalność doradcza w zakresie oprogramowania, dostarczanie oprogramowania.	Sąd Rejonowy w Poznaniu, XII Wydział Gospodarczy	100%/ 100%	zależna bezpośrednio	pełna
SK Galkom sp. z o.o.	Rzeszów	Dostarczanie oraz serwisowanie kompleksowych systemów bilingowych dla dostawców mediów komunalnych.	Sąd Rejonowy w Rzeszowie, XII Wydział Gospodarczy KRS	87,5%/ 87,5%	zależna bezpośrednio	pełna
PIW Kom-Pakt sp. z o.o.	Warszawa	Tworzenie, wdrażanie i rozwój zintegrowanych systemów zarządzania oraz systemów bilingowych, głównie dla przedsiębiorstw wodociągowych i ciepłowniczych.	Sąd Rejonowy dla Miasta Stołecznego Warszawy, XIX Wydział Gospodarczy	50,33%/ 50,33%	zależna bezpośrednio	pełna
OptiX Polska sp. z o.o.	Gdynia	Projektowanie, wykonywanie i wdrażanie kompleksowych systemów zarządzania informacją i dokumentami, a także rozwiązania do tworzenia i zarządzania kopiami bezpieczeństwa oraz systemami pamięci masowych.	Sąd Rejonowy w Gdańsku, XVI Wydział Gospodarczy KRS	66,48%/ 71,93%	zależna bezpośrednio	pełna
Serum Software sp. z o.o.	Gdańsk	Tworzenie aplikacje wspomagające pracę i zarządzanie jednostkami służby zdrowia.	Sąd Rejonowy w Gdańsku, XIII Wydział Gospodarczy KRS	64%/64%	zależna bezpośrednio	nie konsolidowana
PIW Postinfo sp. z o.o.	Warszawa	Dostawca oprogramowania i sprzętu komputerowego dla sektora telekomunikacyjnego.	Sąd Rejonowy dla M.st. Warszawy, XIX Wydział Gospodarczy	60%/60%	zależna bezpośrednio	nie konsolidowana
Sapen sp. z o.o.	Bydgoszcz	Projektowanie i wdrażanie systemów rejestracji, monitorowania i analizy zużycia mediów energetycznych w obiektach z rozbudowaną gospodarką energetyczną.	Sąd Rejonowy w Bydgoszczy, XIII Wydział Gospodarczy KRS	50%/50%	stowarzyszona bezpośrednio	praw własności

Spółka	Siedziba	Przedmiot działalności	Organ prowadzący rejestr	Udział SPIN SA w kapitale / Udział w głosach	Charakter powiązania	Metoda konsolidacji
Steren sp. z o.o.	Bydgoszcz	Obsługa inkasencka odbiorców energii elektrycznej Oddziału Bydgoszcz ENEA SA Pomiary, badania i analizy termowizyjne obiektów energetycznych i budowlanych. System radiowego sterowania mocą.	Sąd Rejonowy w Bydgoszczy, XIII Wydział Gospodarczy KRS	25%/25%	stowarzyszona bezpośrednio	praw własności

SKONSOLIDOWANY RACHUNEK ZYSKÓW I STRAT GRUPY KAPITAŁOWEJ SPIN SA

za okres 3 miesięcy zakończony 31 marca 2007 roku.

	3 miesiące do 31 marca 2007 roku	3 miesiące do 31 marca 2006 roku
	tys. PLN	tys. PLN
Działalność operacyjna		
Przychody ze sprzedaży	**42 031**	**45 419**
Przychody ze sprzedaży produktów i usług	27 822	22 914
Przychody ze sprzedaży towarów i materiałów	14 209	22 505
Koszt własny sprzedaży	**37 834**	**38 956**
Koszt wytworzenia sprzedanych produktów i usług	24 633	20 143
Wartość sprzedanych towarów i materiałów	13 201	18 813
Zysk/strata brutto ze sprzedaży	**4 197**	**6 463**
Koszty sprzedaży i dystrybucji	3 377	3 835
Koszty ogólnego zarządu	4 144	5 372
Pozostałe przychody operacyjne	144	271
Pozostałe koszty operacyjne	136	138
Zysk/strata z działalności operacyjnej	**(3 316)**	**(2 611)**
Przychody finansowe	421	212
Koszty finansowe	416	148
Udział w wyniku jednostek stowarzyszonych	21	26
Zysk/strata brutto	**(3 290)**	**(2 521)**
Podatek dochodowy (obciążenie podatkowe)	(352)	(474)
Zysk/strata netto z działalności gospodarczej	**(2 938)**	**(2 047)**
Zysk/strata za rok obrotowy	**(2 938)**	**(2 047)**
Przypisany:		
Akcjonariuszom jednostki dominującej	(3 242)	(2 380)
Akcjonariuszom mniejszościowym	304	333
Zysk netto przypadający na jedną akcję		
- podstawowy z zysku netto	(0,53) PLN	(0,37) PLN
- rozwodniony z zysku netto	(0,53) PLN	(0,37) PLN

Średnioważona ilość akcji w sztukach na 31 marca 2007 roku oraz na 31 marca 2006 roku wynosiła 5 529 074 szt.



SKONSOLIDOWANY BILANS GRUPY KAPITAŁOWEJ SPIN SA

na dzień 31 marca 2007 roku.

	31 marca 2007 roku	31 grudnia 2006 roku	31 marca 2006 roku
			(przekształcone)
		tys. PLN	tys. PLN
AKTYWA			
Aktywa trwałe (długoterminowe)	**100 613**	**99 131**	**91 882**
Rzeczowe aktywa trwałe	15 505	15 033	14 351
Nieruchomości inwestycyjne	1 140	1 140	1 004
Wartości niematerialne	19 993	19 232	13 390
Wartość firmy z konsolidacji	55 020	55 020	56 305
Inwestycje w jednostkach stowarzyszonych wyceniane metodą praw własności	254	160	99
Aktywa z tytułu odroczonego podatku dochodowego	3 143	2 723	1 424
Aktywa finansowe dostępne do sprzedaży	1 444	1 444	1 444
Inne inwestycje długoterminowe	29	29	18
Należności długoterminowe	329	596	509
Długoterminowe rozliczenia międzyokresowe	3 756	3 754	3 338
Aktywa obrotowe (krótkoterminowe)	**120 586**	**168 552**	**116 970**
Zapasy	18 269	12 965	7 815
Rozliczenia międzyokresowe	7 598	6 076	9 308
Należności z tytułu dostaw i usług	32 980	96 351	63 067
Należności z wyceny bilansowej długoterminowych kontraktów IT	19 449	17 582	14 855
Inne należności	9 097	24 307	4 627
Inne aktywa finansowe	2 245	3 375	3 864
Środki pieniężne i ekwiwalenty środków pieniężnych	30 948	7 896	13 434
SUMA AKTYWÓW	**221 199**	**267 683**	**208 852**



SKONSOLIDOWANY BILANS GRUPY KAPITAŁOWEJ SPIN SA

na dzień 31 marca 2007 roku

	31 marca 2007 roku	31 grudnia 2006 roku	31 marca 2006 roku (przekształcone)
	tys. PLN	tys. PLN	tys. PLN
PASYWA			
Kapitał własny przypadający akcjonariuszom jednostki dominującej	**121 688**	**124 930**	**120 656**
Kapitał podstawowy	55 291	55 291	55 291
Nadwyżka wartości emisyjnej nad nominalną	10 708	10 708	10 708
Zyski zatrzymane	55 689	58 931	54 657
Kapitał mniejszości	9 991	11 325	9 539
Kapitał własny ogółem	**131 679**	**136 255**	**130 195**
Zobowiązania długoterminowe	**4 810**	**4 415**	**4 312**
Oprocentowane kredyty bankowe i pożyczki	11	18	42
Rezerwy	131	131	208
Zobowiązania długoterminowe	355	273	64
Rozliczenia międzyokresowe kosztów	69	69	—
Rozliczenia międzyokresowe przychodów	4 244	3 924	3 998
Zobowiązania krótkoterminowe	**84 710**	**127 013**	**74 345**
Oprocentowane kredyty bankowe i pożyczki	290	2 216	3 212
Zobowiązania z tytułu emisji dłużnych papierów wartościowych	—	10 000	—
Zobowiązania z tytułu dostaw i usług	39 230	66 293	41 791
Zobowiązania z tytułu podatku dochodowego	7 823	3 548	398
Inne zobowiązania budżetowe	2 754	8 947	2 905
Zobowiązania z tytułu dywidendy	253	—	—
Zobowiązania finansowe	217	199	—
Pozostałe zobowiązania	13 759	15 169	14 400
Rezerwy	244	214	498
Rozliczenia międzyokresowe kosztów	5 134	3 733	4 231
Rozliczenia międzyokresowe przychodów	15 006	16 694	6 910
SUMA ZOBOWIĄZAŃ	**89 520**	**131 428**	**78 657**
SUMA PASYWÓW	**221 199**	**267 683**	**208 852**

SKONSOLIDOWANY RACHUNEK PRZEPŁYWÓW PIENIĘŻNYCH GRUPY KAPITAŁOWEJ SPIN SA

za okres 3 miesięcy zakończony 31 marca 2007 roku

	3 miesiące do 31 marca 2007 roku	3 miesiące do 31 marca 2006 roku
	tys. PLN	tys. PLN
Przepływy środków pieniężnych z działalności operacyjnej		
Zysk / strata netto przed opodatkowaniem	(3 290)	(2 521)
Korekty o pozycje:	**36 090**	**9 596**
Udział w wyniku finansowym jednostek konsolidowanych metodą praw własności	(21)	(26)
Amortyzacja	1 788	1 521
Zmiana stanu zapasów	(5 304)	9 932
Zmiana stanu należności	71 972	37 126
Zmiana stanu zobowiązań	(30 727)	(35 341)
Zmiana stanu rozliczeń międzyokresowych	(1 491)	(3 441)
Zmiana stanu rezerw	30	(80)
Koszty odsetek	(125)	(119)
Zyski / straty z różnic kursowych	(2)	6
Zyski / straty z działalności inwestycyjnej	(30)	(36)
Inne	—	54
Środki pieniężne netto wygenerowane z działalności operacyjnej	**32 800**	**7 075**
Zapłacony podatek dochodowy	(256)	(2 039)
Środki pieniężne netto z działalności operacyjnej	**32 544**	**5 036**
Przepływy środków pieniężnych z działalności inwestycyjnej		
Wpływy ze sprzedaży rzeczowych aktywów trwałych	32	72
Wpływy ze sprzedaży aktywów finansowych dostępnych do sprzedaży	6 056	55
Wpływy ze sprzedaży innych aktywów finansowych	—	1 069
Nabycie rzeczowych aktywów trwałych i wartości niematerialnych	(3 464)	(1 774)
Nabycie aktywów finansowych dostępnych do sprzedaży	—	—
Nabycie innych aktywów finansowych	—	(1 881)
Pożyczki spłacone	150	—
Pożyczki udzielone	—	—
Otrzymane odsetki	299	16
Inne pozycje	—	(7)
Środki pieniężne netto wykorzystane w działalności inwestycyjnej	**3 073**	**(2 450)**



SKONSOLIDOWANY RACHUNEK PRZEPŁYWÓW PIENIĘŻNYCH
GRUPY KAPITAŁOWEJ SPIN SA

za okres 3 miesięcy zakończony 31 marca 2007 roku

	3 miesiące do 31 marca 2007 roku	3 miesiące do 31 marca 2006 roku
	tys. PLN	tys. PLN
Emisja / wykup dłużnych papierów wartościowych	(10 000)	—
Spłata zobowiązań z tytułu leasingu finansowego	(108)	(85)
Wpływy/spłata z tytułu zaciągnięcia pożyczek/kredytów	(1 933)	1 527
Wypłacone dywidendy	(353)	—
Inne	(171)	238
Środki pieniężne netto z / (wykorzystane w) działalności finansowej	**(12 565)**	**1 680**
Zmiana stanu środków pieniężnych i ich ekwiwalentów	23 052	4 266
Środki pieniężne i ich ekwiwalenty na początek okresu	7 896	9 168
Środki pieniężne na koniec okresu	**30 948**	**13 434**



SKONSOLIDOWANE SPRAWOZDANIE ZE ZMIAN W KAPITALE WŁASNYM GRUPY KAPITAŁOWEJ SPIN S

za okres 3 miesięcy zakończony 31 marca 2007 roku

	Przypisany akcjonariuszom jednostki dominującej			
	Kapitał podstawowy	Nadwyżka wartości emisyjnej nad nominalną	Zyski zatrzymane	**Kapitał własny przypisany jednostce dominującej**
	tys. PLN	tys. PLN	tys. PLN	tys. PLN
Na dzień 1 stycznia 2007 roku	**55 291**	**10 708**	**58 931**	**124 930**
Zysk lub strata za okres 3 miesięcy zakończony 31 marca 2007 roku	—	—	(3 242)	**(3 242)**
Dywidenda	—	—	—	**—**
Na dzień 31 marca 2007 roku	**55 291**	**10 708**	**55 689**	**121 688**
Na dzień 1 stycznia 2006 roku	**55 291**	**10 708**	**58 558**	**124 557**
Efekt korekty błędu z lat poprzednich	—	—	(1 521)	**(1 521)**
Na dzień 1 stycznia 2006 roku (przekształcone)	**55 291**	**10 708**	**57 037**	**123 036**
Zysk lub strata za okres 3 miesięcy zakończony 31 marca 2006 roku	—	—	(2 380)	**(2 380)**
Na dzień 31 marca 2006 roku	**55 291**	**10 708**	**54 657**	**120 656**


spin

za okres 12 miesięcy zakończony 31 grudnia 2006 roku

	Przypisany akcjonariuszom jednostki dominującej			
	Kapitał podstawowy	Nadwyżka wartości emisyjnej nad nominalną	Zyski zatrzymane	**Kapitał własny przypisany jednostce dominującej**
	tys. PLN	tys. PLN	tys. PLN	tys. PLN
Na dzień 1 stycznia 2006 roku	**55 291**	**10 708**	**58 558**	**124 557**
Efekt korekty błędu z lat poprzednich	—	—	(1 521)	**(1 521)**
Na dzień 1 stycznia 2006 roku (przekształcone)	**55 291**	**10 708**	**57 037**	**123 036**
Zysk lub strata za okres 12 miesięcy zakończony 31 grudnia 2006 roku	—	—	3 331	**3 331**
Dywidenda	—	—	(1 437)	**(1 437)**
Na dzień 31 grudnia 2006 roku	**55 291**	**10 708**	**58 931**	**124 930**



INFORMACJE DOTYCZĄCE SEGMENTÓW DZIAŁALNOŚCI

Segment branżowy jest dającym się wyodrębnić obszarem działalności Grupy, w ramach którego, następuje dystrybucja towarów lub świadczenie usług, który podlega ryzyku i charakteryzuje się poziomem zwrotu z poniesionych nakładów inwestycyjnych różnym od tych, które są właściwe dla innych segmentów branżowych.

W Grupie występuje tylko jeden segment działalności – segment działalności wdrożeniowej obejmujący sprzedaż licencji na oprogramowanie komputerowe, sprzedaż usług wdrożeniowych i serwisowych. W ramach tego samego segmentu Spółka dostarcza sprzęt oraz oprogramowanie komputerowe.

Grupa nie prezentuje segmentów geograficznych, ponieważ nie zajmuje się dystrybucją towarów lub świadczeniem usług w różnych środowiskach ekonomicznych, które podlegają różnym ryzykom oraz charakteryzują się odmiennym poziomem zwrotu z poniesionych nakładów inwestycyjnych. Krajem macierzystym Grupy jest Polska. Wszystkie przychody Grupy osiągane są na terytorium Polski, gdzie również ulokowane są wszystkie aktywa operacyjne Grupy.


spin

NOTY DO SKONSOLIDOWANEGO SPRAWOZDANIA FINANSOWEGO GRUPY KAPITAŁOWEJ SPIN SA

Przychody ze sprzedaży – struktura rzeczowa

	3 miesiące do 31 marca 2007 roku	3 miesiące do 31 marca 2006 roku
	tys. PLN	tys. PLN
Przychody ze sprzedaży produktów i usług		
Usługi przekazania do eksploatacji	5 056	2 640
Usługi opieki informatycznej	11 931	9 972
Usługi wykonania systemów	10 576	10 173
Pozostałe przychody ze sprzedaży usług	259	129
Razem	**27 822**	**22 914**
Przychody ze sprzedaży towarów i materiałów		
Sprzęt komputerowy	10 674	17 593
Oprogramowanie	3 417	4 620
Pozostałe przychody ze sprzedaży towarów i materiałów	118	292
Razem	**14 209**	**22 505**

W strukturze przychodów ze sprzedaży Grupy w I kwartale 2007 roku udział sprzedaży usług wyniósł 66,2%, w tym usługi wykonania systemów 38,0%, usługi opieki informatycznej 42,9% usługi przekazania do eksploatacji 18,2% przychodów ze sprzedaży produktów.

Przychody ze sprzedaży towarów i materiałów stanowią 33,8% sprzedaży ogółem, z czego sprzedaż sprzętu komputerowego stanowi 75,2% sprzedaży towarów i materiałów.

Koszty operacyjne według typów kosztów

	3 miesiące do 31 marca 2007 roku	3 miesiące do 31 marca 2006 roku
	tys. PLN	tys. PLN
Zużycie materiałów i energii	664	1 176
Usługi obce	15 622	12 580
Wynagrodzenia	10 783	10 710
Świadczenia na rzecz pracowników	2 407	2 523
Amortyzacja	1 788	1 522
Podatki i opłaty	221	229
Podróże służbowe	423	460
Pozostałe	246	150
Razem	**32 154**	**29 350**
Koszty sprzedaży	3 377	3 835
Koszty ogólnego zarządu	4 144	5 372
Koszt wytworzenia sprzedanych produktów	24 633	20 143
Razem	**32 154**	**29 350**
Wartość sprzedanych towarów i materiałów	**13 201**	**18 813**

Pozostałe przychody operacyjne

	3 miesiące do 31 marca 2007 roku	3 miesiące do 31 marca 2006 roku
	tys. PLN	tys. PLN
Zysk na sprzedaży rzeczowych aktywów trwałych	38	36
Dotacje	14	146
Otrzymane odszkodowania	29	65
Pozostałe	63	24
Razem	**144**	**271**

Pozostałe koszty operacyjne

	3 miesiące do 31 marca 2007 roku	3 miesiące do 31 marca 2006 roku
	tys. PLN	tys. PLN
Darowizny przekazane	21	29
Koszty napraw ubezpieczonego mienia	16	33
Pozostałe koszty operacyjne	99	76
Razem	**136**	**138**

Przychody finansowe

	3 miesiące do 31 marca 2007 roku	3 miesiące do 31 marca 2006 roku
	tys. PLN	tys. PLN
Dywidendy otrzymane	27	—
Przychody finansowe z tytułu odsetek	390	131
Nadwyżka dodatnich różnic kursowych nad ujemnymi	—	14
Pozostałe przychody finansowe	4	67
Razem	**421**	**212**

Koszty finansowe

	3 miesiące do 31 marca 2007 roku	3 miesiące do 31 marca 2006 roku
	tys. PLN	tys. PLN
Koszty odsetek od kredytów bankowych i kredytów w rachunkach bieżących	48	18
Pozostałe odsetki	74	56
Opłaty i prowizje bankowe	39	48
Nadwyżka ujemnych różnic kursowych nad dodatnimi	173	—
Pozostałe koszty finansowe	82	26
Razem	**416**	**148**

Rzeczowe aktywa trwałe

na dzień 31 marca 2007 roku

	Grunty i budynki	Komputery i inny sprzęt biurowy	Środki transportu	Pozostał środki trwa
	tys. PLN	tys. PLN	tys. PLN	tys. PLN
Na dzień 1 stycznia 2007 roku, z uwzględnieniem umorzenia	**4 300**	**6 835**	**2 780**	**5**
Zwiększenia stanu	—	334	616	
Zmniejszenia stanu	—	(9)	(87)	
Odpis amortyzacyjny za okres obrotowy	(59)	(640)	(233)	(4
Na dzień 31 marca 2007 roku, z uwzględnieniem skumulowanej amortyzacji	**4 241**	**6 520**	**3 076**	**5**



Rzeczowe aktywa trwałe

na dzień 31 grudnia 2006 roku

	Grunty i budynki	Komputery i inny sprzęt biurowy	Środki transportu	Pozostał środki trwa
	tys. PLN	tys. PLN	tys. PLN	tys. PLN
Na dzień 1 stycznia 2006 roku, z uwzględnieniem umorzenia	**4 218**	**6 082**	**2 885**	**5**
Zwiększenia stanu	311	3 511	1 308	2
Zmniejszenia stanu	—	(54)	(438)	
Wyłączenie spółki z konsolidacji	—	(62)	(5)	(1
Odpis amortyzacyjny za okres obrotowy	(229)	(2 642)	(970)	(21
Na dzień 31 grudnia 2006 roku, z uwzględnieniem skumulowanej amortyzacji	**4 300**	**6 835**	**2 780**	**5**

na dzień 31 marca 2006 roku *(przekształcone)*

	Grunty i budynki	Komputery i inny sprzęt biurowy	Środki transportu	Pozostał środki trwa
	tys. PLN	tys. PLN	tys. PLN	tys. PLN
Na dzień 1 stycznia 2006 roku, z uwzględnieniem umorzenia	**4 218**	**6 082**	**2 885**	**5**
Zwiększenia stanu	63	1 348	1	
Zmniejszenia stanu	—	(2)	(33)	
Odpis amortyzacyjny za okres obrotowy	(55)	(615)	(237)	(5
Na dzień 31 marca 2006 roku, z uwzględnieniem skumulowanej amortyzacji	**4 226**	**6 813**	**2 616**	**5**

Opis zabezpieczeń ustanowionych na rzeczowych aktywach trwałych

Na dzień 31 marca 2007 roku oraz na 31 marca 2006 roku nie wystąpiły zabezpieczenia na rzeczowych środkach trwałych.

Wartości niematerialne

na dzień na dzień 31 marca 2007 roku

	Koszty niezakończonych prac rozwojowych	Oprogramowanie komputerowe	Koszty zakończonych prac rozwojowych	Ogółem
	tys. PLN	tys. PLN	tys. PLN	tys. PLN
Cena nabycia na 1 stycznia 2007 roku z uwzględnieniem umorzenia	**11 441**	**1 287**	**6 504**	**19 232**
Zwiększenia stanu	1 378	334	—	1 712
Zmniejszenie stanu	—	—	—	—
Amortyzacja	—	(309)	(642)	(951)
Na dzień 31 marca 2007 roku	**12 819**	**1 312**	**5 862**	**19 993**

Za okres 3 miesięcy zakończony 31 marca 2007 roku koszty prac rozwojowych są aktywowane według cen nabycia; aktywa te posiadają określony okres użytkowania i są amortyzowane metodą liniową przez okres od 1 do 5 lat. Składnik ten badany jest pod kątem utraty wartości w przypadku powstania przesłanek wskazujących na taką utratę.

Wartości niematerialne

na dzień 31 grudnia 2006 roku

	Koszty niezakończonych prac rozwojowych	Oprogramowanie komputerowe	Koszty zakończonych prac rozwojowych	Ogółem
	tys. PLN	tys. PLN	tys. PLN	tys. PLN
Cena nabycia na 1 stycznia 2006 roku z uwzględnieniem umorzenia	**4 897**	**2 054**	**5 160**	**12 111**
Zwiększenia stanu	10 194	897	3 650	14 741
Wyłączenie spółki z konsolidacji	—	(191)	(193)	(384)
Zmniejszenie stanu	(3 650)	(40)	(411)	(4 101)
Amortyzacja	—	(1 433)	(1 702)	(3 135)
Na dzień 31 grudnia 2006 roku	**11 441**	**1 287**	**6 504**	**19 232**

na dzień 31 marca 2006 roku *(przekształcone)*

	Koszty niezakończonych prac rozwojowych	Oprogramowanie komputerowe	Koszty zakończonych prac rozwojowych	Ogółem
	tys. PLN	tys. PLN	tys. PLN	tys. PLN
Cena nabycia na 1 stycznia 2006 roku z uwzględnieniem umorzenia	**4 897**	**2 054**	**5 160**	**12 111**
Zwiększenia stanu	1 116	731	83	1 930
Amortyzacja	—	(265)	(386)	(651)
Na dzień 31 marca 2006 roku	**6 013**	**2 520**	**4 857**	**13 390**

Opis zabezpieczeń ustanowionych na wartościach niematerialnych

Na dzień 31 marca 2007 roku nie wystąpiły zabezpieczenia ustanowione na wartościach niematerialnych i prawnych.

Wartości niematerialne przeznaczone do sprzedaży

Na dzień 31 marca 2007 roku nie wystąpiły wartości niematerialne przeznaczone do sprzedaży.



Zapasy

	31 marca 2007 roku	31 grudnia 2006 roku	31 marca 2006 roku *(przekształcone)*
	tys. PLN	tys. PLN	tys. PLN
Materiały i komponenty wykorzystane we wdrożeniach systemów	80	95	115
Licencje i sprzęt komputerowy	18 189	12 870	7 700
Zapasy ogółem	**18 269**	**12 965**	**7 815**

Żadna kategoria zapasów nie stanowiła zabezpieczenia kredytów lub pożyczek w okresie 3 miesięcy zakończonym 31 marca 2007 roku i 31 marca 2006 roku. Na dzień 31 marca 2007 roku nie było zapasów wycenianych w cenie sprzedaży netto.

Należności z tytułu dostaw i usług (krótkoterminowe)

	31 marca 2007 roku	31 grudnia 2006 roku	31 marca 2006 roku *(przekształcone)*
	tys. PLN	tys. PLN	tys. PLN
Należności z tytułu dostaw i usług			
Od jednostek powiązanych	198	4 117	1 963
Od jednostek pozostałych	33 433	92 885	62 408
Rezerwa na należności nieściągalne (–)	(651)	(651)	(1 304)
Razem	**32 980**	**96 351**	**63 067**

Pozostałe należności (bieżące)

	31 marca 2007 roku	31 grudnia 2006 roku	31 marca 2006 roku *(przekształcone)*
	tys. PLN	tys. PLN	tys. PLN
Pozostałe należności od podmiotów powiązanych	1 751	1 813	1 458
Należności budżetowe	4 365	19	719
Wpłacone kaucje, wadia	352	369	322
Należności z tytułu nie zafakturowanych dostaw	335	16 578	617
Zaliczki na dostawy	1 582	139	116
Pozostałe należności	712	5 389	1 395
Razem	**9 097**	**24 307**	**4 627**



Środki pieniężne i ich ekwiwalenty

	31 marca 2007 roku	31 grudnia 2006 roku	31 marca 2006 roku *(przekształcone)*
	tys. PLN	tys. PLN	tys. PLN
Środki pieniężne w banku i w kasie	3 798	1 892	2 736
Lokaty krótkoterminowe	27 135	5 989	9 878
Krótkoterminowe środki pieniężne zastrzeżone	15	15	820
Razem	**30 948**	**7 896**	**13 434**

Środki pieniężne w banku i w kasie są oprocentowane według zmiennych stóp procentowych, których wysokość zależy od stopy oprocentowania jednodniowych lokat bankowych. Lokaty krótkoterminowe są dokonywane na różne okresy, od jednego dnia do jednego miesiąca, w zależności od aktualnego zapotrzebowania Grupy na środki pieniężne i są oprocentowane według ustalonych dla nich stóp procentowych.

Środki pieniężne zastrzeżone stanowią zabezpieczenie gwarancji dobrego wykonania umów handlowych udzielonych klientom.

Kapitały własne

Na dzień 31 marca 2007 roku kapitał zakładowy SPIN SA wynosi 55 290 740 PLN i dzieli się na 5 529 074 akcji o wartości 10 PLN każda, w tym 11 520 akcji imiennych serii A uprzywilejowanych 5 razy, co do głosu.

Akcjonariusze posiadający bezpośrednio, bądź przez podmioty zależne, co najmniej 5% ogólnej liczby głosów na Walnym Zgromadzeniu SPIN SA wg informacji posiadanych przez Zarząd w dniu 8 maja 2007 roku.

Akcjonariusz	Liczba posiadanych akcji	Udział w kapitale zakładowym	Liczba głosów na WZ	Udział w ogólnej liczbie głosów na WZ
Prokom Software SA	2.786.790	50,40%	2.786.790	49,99%
Powszechne Towarzystwo Emerytalne PZU SA	576.587	10,43%	576.587	10,34%
Michał Górski	353.871	6,40%	353.871	6,35%
Andrzej Musioł	353.871	6,40%	353.871	6,35%
Jerzy Gałuszka	353.871	6,40%	353.871	6,35%

Oprocentowane kredyty bankowe i pożyczki

	Efektywna stopa procentowa %	Termin spłaty	31 marca 2007 roku	31 grudnia 2006 roku	31 marca 2006 roku
			tys. PLN	tys. PLN	tys. PLN
Długoterminowe					
Kredyt (Volkswagen Bank Polska S.A Warszawa)	10,69% w skali roku	13.07.2008	11	18	42
Krótkoterminowe					
Kredyty w rachunku bieżącym (BRE Bank SA Warszawa) Na podstawie w/w umowy BRE Bank SA przyznaje Spółce limit do wysokości 15 milionów PLN. Zabezpieczeniem umowy jest weksel własny in blanco oraz cesja wierzytelności należnych SPIN SA od jego kontrahentów.	WIBOR 1M +0,95%	30.06.2007	—	—	—
Kredyt w rachunku bieżącym (PKO BP SA Warszawa) Kwota limitu: 5 milionów PLN Zabezpieczeniem umowy jest weksel własny in blanco oraz cesja wierzytelności należnych SPIN SA od jego kontrahentów	WIBOR 1M +0,70%	06.11.2007	—	—	—
`Kredyt w rachunku bieżącym (Bank Milenium SA Warszawa) Zabezpieczenia: - weksel własny kredytobiorcy wraz z deklaracją wekslową, - oświadczenie o poddaniu się egzekucji do 150% kwoty transakcji, - pełnomocnictwo do pobrania środków z rachunku Kredytobiorcy w Banku. Maksymalna kwota limitu 2,5 miliona PLN	WIBOR 1M +0,5%	11.04.2007	—	1 434	3 000
Inne kredyty:					
Kredyt (Volkswagen Bank Polska SA Warszawa)	10,69% w skali roku	13.07.2008	28	28	—
Kredyt (Bank PeKaO SA XIII O/Warszawa) Zabezpieczenie: - weksel „in blanco" - pełnomocnictwo do dysponowania rachunkiem bankowym - przelew wierzytelności z umów handlowych Maksymalna kwota kredytu 1 milion PLN	WIBOR 1M +2,5%	31.07.2007	226	754	212
Zadłużenie w ramach limitu dla kart VISA	—	—	36	—	—
RAZEM			**301**	**2 234**	**3 254**

Zobowiązania z tytułu dostaw i usług oraz pozostałe zobowiązania (krótkoterminowe)

	31 marca 2007 roku	31 grudnia 2006 roku	31 marca 2006 roku *(przekształcone)*
	tys. PLN	tys. PLN	tys. PLN
Zobowiązania z tytułu dostaw i usług			
Wobec jednostek powiązanych	470	1 375	203
Wobec jednostek pozostałych	38 760	64 918	41 588
	39 230	**66 293**	**41 791**
Zobowiązania z tytułu podatków, ceł, ubezpieczeń społecznych i innych			
Podatek VAT	73	6 002	148
Podatek zryczałtowany u źródła	58	83	—
Podatek dochodowy od osób fizycznych	368	985	510
Zakład Ubezpieczeń Społecznych	1 632	1 846	2 215
Pozostałe	623	31	32
	2 754	**8 947**	**2 905**
Pozostałe zobowiązania			
Zobowiązania wobec pracowników z tytułu wynagrodzeń	120	1 069	1 029
Zobowiązania wobec podmiotów powiązanych	12 083	11 621	11 678
Inne zobowiązania	1 556	2 479	1 693
	13 759	**15 169**	**14 400**
Rozliczenia międzyokresowe kosztów			
Rezerwa na świadczenia urlopowe	1 450	1 462	1 204
Rezerwy na koszty	3 684	2 271	3 027
	5 134	**3 733**	**4 231**
Rozliczenia międzyokresowe przychodów			
Przychody przyszłych okresów - usługi serwisowania i inne	13 452	3 836	5 698
Zobowiązania z tytułu wyceny długoterminowych kontraktów IT	1 554	12 858	1 212
	15 006	**16 694**	**6 910**

INNE INFORMACJE

Plan połączenia spółek

28 lutego 2007 roku został podpisany i zgłoszony do Sądu Rejonowego w Katowicach plan połączenia SPIN SA ze spółką ABG Ster – Projekt SA z siedzibą w Warszawie, przy Al. Jerozolimskich 123A, wpisaną do rejestru przedsiębiorców Krajowego Rejestru Sądowego, przez Sąd Rejonowy dla m.st. Warszawy, XIII Wydział Gospodarczy Krajowego Rejestru Sądowego pod numerem 0000049592. Szczegółowe informacje dotyczące połączenia zostały przekazane akcjonariuszom tzw. raportami bieżącymi.

W trakcie Zwyczajnego Walnego Zgromadzenia Akcjonariuszy SPIN SA, zwołanego na dzień 17 maja 2007 roku, mają zostać podjęte uchwały w sprawie połączenia SPIN SA ze spółką ABG Ster – Projekt SA z siedzibą w Warszawie (KRS 0000049592) w trybie art. 492 § 1 pkt 1 Kodeksu Spółek Handlowych, oraz w sprawie wyrażenia zgody na plan połączenia w/w spółek.

Nabycie udziałów w spółce zależnej

SPIN SA, w dniu 22 lutego 2007 roku, podpisał umowę dotyczącą nabycia od Prokom Software SA 247 udziałów w OptiX Polska sp. z o.o. z siedzibą w Gdyni (”OptiX”). Nabyte udziały stanowią 33,52% kapitału zakładowego oraz 28,07% ogólnej liczby głosów na walnym zgromadzeniu OptiX, co wraz z dotychczas posiadanymi przez Spółkę 490 udziałami stanowi łącznie 100% kapitału zakładowego i liczby głosów na zgromadzeniu wspólników OptiX. Łączna wartość umowy to 14,2 miliona złotych. Zobowiązania względem Prokom Software wynikające z zakupów udziałów w OptiX Sp. z o.o. zgodnie planem połączenia zostanie rozliczone emisją akcji połączonych Spółek.

Wykup wyemitowanych obligacji

Dnia 10 stycznia 2007 roku SPIN SA wykupił wyemitowane obligacje.

Zbycie udziałów w spółce stowarzyszonej

30 marca 2007 r. SPIN podpisał umowę sprzedaży 100 udziałów (o wartości nominalnej 500 zł każdy) spółki STEREN sp. z o.o. z siedzibą w Bydgoszczy, stanowiących 25% kapitału zakładowego i uprawniających do wykonywania 25% ogólnej liczby głosów na walnym zgromadzeniu udziałowców STEREN sp. z o.o. Nabywcą jest ENEA Spółka Akcyjna z siedzibą w Poznaniu. Łączna cena sprzedaży wszystkich udziałów, będących własnością Grupy, wyniosła 60.500,00 zł. Wartość księgowa udziałów STEREN sp. z o.o. w księgach rachunkowych SPIN wynosiła 60.230,00 zł.

Kontrakty handlowe

SPIN, w konsorcjum z ABG Ster-Projekt S.A. oraz Unicom sp. z o.o., podpisał umowę na budowę i wdrożenie Systemu Odprawa Straży Granicznej, o łącznej wartości ponad 7 milionów złotych netto. Projekt będzie realizowany w ramach I fazy budowy Centralnej Bazy Danych Straży Granicznej. Kontrakt został zawarty 28 lutego 2007 roku. Termin realizacji prac został określony na 1 września 2007 r. Projekt będzie finansowany ze środków Funduszu Schengen. 31 marca 2007 roku konsorcjum w/w

spółek podpisało kontrakt ze Strażą Graniczną na rozszerzenie funkcjonalności Systemu Odprawa SG, o wartości 1 miliona złotych netto.

W wyniku wygranego przetargu nieograniczonego, SPIN podpisał kontrakt z Zakładem Ubezpieczeń Społecznych na dostawę i instalację sprzętu komputerowego (macierzy dyskowych), o wartości ponad 1,9 miliona złotych netto. Umowa została podpisana 18 stycznia 2007 roku. Dotyczy rozbudowy pamięci masowej Komputera Centralnego ZUS. Termin realizacji to 6 tygodni od momentu zawarcia umowy.

SPIN, jako lider konsorcjum z firmą COMP, zawarł 9 stycznia 2007 roku umowę ze Strażą Graniczną, o wartości ponad 3,1 miliona złotych netto, na dostawę uzupełniającą w zakresie rozbudowy mocy obliczeniowej dla systemu teleinformatycznego. Zamówienie podstawowe w tym obszarze opiewa na kwotę 15,8 miliona złotych netto i jest realizowane przez konsorcjum w oparciu o umowę z dnia 22 grudnia 2006 roku. Projekt ma być zrealizowany do 30 września 2007 roku i będzie finansowany ze środków Funduszu Schengen (SCH/04.05.01.02.01). Łączna wartość obu kontraktów to 18,9 miliona złotych netto.

Działalność finansowa

W I kwartale 2007 roku, podobnie jak w okresach wcześniejszych, źródłem finansowania spółek Grupy Kapitałowej SPIN SA były środki własne. Spółki nie korzystają z kredytów inwestycyjnych, a jedynym źródłem obcego finansowania były w SPIN SA linie kredytowe w rachunkach bieżących do kwoty 20 milionów złotych, w OptiX linia kredytowa w rachunku bieżącym do kwoty 2,5 miliona złotych oraz w Kom-Pakt linia kredytowa do kwoty 1 miliona złotych.

Nadwyżki finansowe, pojawiające się na rachunkach bankowych spółek Grupy Kapitałowej, są lokowane w depozyty bankowe i inwestowane w krótkoterminowe papiery wartościowe. Spółki Grupy Kapitałowej, z racji udziału w wielu przetargach, korzystają z gwarancji bankowych lub ubezpieczeniowych polis gwarancyjnych. Są to gwarancje bądź wadialne, bądź dobrego wykonania kontraktu.

Na dzień 31 marca 2007 roku wysokość zobowiązań znajdujących się w skonsolidowanym bilansie wynosiła 89.520 tysięcy złotych z tego zobowiązania długoterminowe wynosiły 4.810 tysięcy złotych. Zobowiązania krótkoterminowe wynosiły 84.710 tysiące złotych; składały się na nie między innymi: kredyty bankowe – 290 tysięcy złotych, zobowiązania z tytułu dostaw i usług – 39.230 tysiące złotych, zobowiązania budżetowe 10.577 tysięcy złotych.

CZYNNIKI I ZDARZENIA MAJĄCE ZNACZĄCY WPŁYW NA OSIĄGNIĘTE WYNIKI FINANSOWE

Przychody

Grupa Kapitałowej SPIN SA w okresie 3 miesięcy zakończonym 31 marca 2007 roku wypracowała skonsolidowane przychody w wysokości 42.031 tysięcy złotych, skonsolidowany zysk brutto ze sprzedaży wyniósł 4.197 tysięcy złotych. Przychody za ten okres spadły w porównaniu z osiągniętymi w analogicznym okresie poprzedniego roku obrotowego o 7,5%.

W strukturze przychodów Grupy Kapitałowej za I kwartał 2007 roku 66,2% stanowią przychody ze sprzedaży produktów i usług, a 33,8% - przychody ze sprzedaży towarów i materiałów. W I kwartale 2006 roku przychody ze sprzedaży produktów i usług stanowiły 50% przychodów ze sprzedaży.

Koszty

W I kwartale 2007 roku skonsolidowane koszty sprzedanych produktów, usług i materiałów wyniosły 37.834 tysięcy złotych.

Koszty ogólnego zarządu za okres od 1 stycznia do 31 marca 2007 r. wyniosły 4.144 tysięcy złotych i były o 22,9% niższe, niż poniesione w 2006 roku w tym okresie.

Koszty sprzedaży w I kwartale 2007 roku osiągnęły wartość 3.377 tysięcy złotych i były niższe o 11,9% od kosztów poniesionych w analogicznym okresie poprzedniego roku obrotowego.

W okresie 3 miesięcy zakończonym 31 marca 2007 roku Grupa osiągnęła skonsolidowaną stratę z działalności operacyjnej 3.316 tysięcy złotych. Skonsolidowana strata netto wyniosła 2.938 tysięcy złotych.

Podstawowe dane spółek objętych skonsolidowanym sprawozdaniem finansowym (jednostki zależne) i wycenionych metodą praw własności (jednostki stowarzyszone) za okres od 1 stycznia do 31 marca 2007 roku.

Spółka	Siedziba	Podstawowa działalność	Przychody ze sprzedaży*) [tys. PLN]	Zysk/strata netto*) [tys. PLN]
Softmax sp. z o.o.	Żychlin	Działalność doradcza w zakresie oprogramowania, dostarczanie oprogramowania.	303	97
SK Galkom sp. z o.o.	Rzeszów	Dostarczanie oraz serwisowanie kompleksowych systemów bilingowych dla dostawców mediów komunalnych.	1.328	279
PIW Kom-Pakt sp. z o.o.	Warszawa	Tworzenie, wdrażanie i rozwój zintegrowanych systemów zarządzania oraz systemów bilingowych, głównie dla przedsiębiorstw wodociągowych i ciepłowniczych.	3.729	356
OptiX Polska sp. z o.o.	Gdynia	Projektowanie, wykonywanie i wdrażanie kompleksowych systemów zarządzania informacją i dokumentami, a także rozwiązania do tworzenia i zarządzania kopiami bezpieczeństwa oraz systemami pamięci masowych.	14.181	275

**) Dane nie zawierają wyłączeń konsolidacyjnych. Informacje o podmiotach powiązanych*

Skrócone skonsolidowane sprawozdanie finansowe obejmuje sprawozdanie finansowe Jednostki Dominującej SPIN SA oraz sprawozdania finansowe jednostek zależnych.

Spółka SPIN SA jest Jednostką Dominującą Grupy SPIN w Polsce. Podmiotem o znaczącym wpływie na Grupę jest Prokom Software SA, która jest właścicielem 49,99% akcji zwykłych Jednostki Dominującej i jest ona jednostką dominującą wyższego szczebla.

Wspólne przedsięwzięcie, w którym jednostka dominująca jest wspólnikiem

W okresie sprawozdawczym nie miały miejsca wspólne przedsięwzięcia, w których Jednostka Dominująca byłaby wspólnikiem.

Warunki transakcji z podmiotami powiązanymi

Sprzedaż na rzecz oraz zakupy od podmiotów powiązanych dokonywane są według normalnych cen rynkowych. Zaległe zobowiązania / należności na koniec roku obrotowego są niezabezpieczone i rozliczane gotówkowo. Należności od podmiotów powiązanych nie zostały objęte żadnymi gwarancjami udzielonymi lub otrzymanymi. Na 31 marca 2007 roku Grupa nie utworzyła żadnej rezerwy na należności wątpliwe dotyczące kwot należnych od podmiotów powiązanych, z uwagi na należyte dokonywanie płatności w poprzednich latach obrotowych. W każdym roku obrotowym przeprowadzana jest ocena polegająca na zbadaniu sytuacji finansowej podmiotu powiązanego i rynku, na którym podmiot ten prowadzi działalność.

Transakcje z podmiotami powiązanymi

Sprzedaż oraz zakupy za okres od 1 stycznia do 31 marca 2007 roku, należności i zobowiązania na dzień 31 marca 2007 roku.

Podmiot powiązany	Sprzedaż na rzecz podmiotów powiązanych	Zakupy od podmiotów powiązanych	Należności od podmiotów powiązanych	Zobowiązania wobec podmiotów powiązanych
	tys. PLN	tys. PLN	tys. PLN	tys. PLN
Prokom Software SA	1.656	26	1.943	12.104
ABG Ster-Projekt SA	2	16	3	—
COMP SA	—	—	—	408
Softbank Serwis Sp. z o.o.	10	—	3	—
Softbank SA	—	123	—	41

Przedstawione powyżej transakcje z podmiotami powiązanymi miały charakter rynkowy i były realizowane w ramach statutowej działalności Grupy.



W zobowiązaniach do jednostek powiązanych względem Prokom Software SA ujęto kwotę 11,6 miliona złotych z tytułu zakupu udziałów OptiX Polska sp. z o.o. (umowa z 18 sierpnia 2005 roku).

Ponadto Jednostka Dominująca z tytułu nabycia udziałów w OptiX sp. z o.o. (umowa z 22 lutego 2007 roku) posiada zobowiązanie warunkowe względem Prokom Software SA w kwocie 14,2 miliona złotych.

Główne czynniki mające wpływ na osiągnięte przez Grupę wyniki finansowe w I kwartale 2007 roku

Spadek przychodów w I kwartale 2007 roku w stosunku do I kwartału 2006 roku spowodowany jest sprzedażą udziałów WiedzaNet w grudniu 2006 roku i tym samym wyłączeniem spółki z konsolidacji, a także sezonowością sprzedaży.

Sezonowość lub cykliczność działalności

W działalności Spółki występuje ograniczona sezonowość skutkująca osiąganiem najwyższych przychodów w czwartym kwartale roku przy najniższych przychodach w pierwszym. W ocenie Zarządu spowodowane jest to uwarunkowaniami organizacyjnymi kontrahentów (odbiorców) jednostek Grupy, a w szczególności cyklem działań inwestycyjnych. Znaczna część zakupów inwestycyjnych realizowana jest w drugiej połowie roku. Praktycznie wszystkie spółki sektora IT obserwują znaczną dynamikę sprzedaży w ostatnim kwartale roku kalendarzowego

Informacja o emisji, wykupie i spłacie dłużnych i kapitałowych papierów wartościowych

W prezentowanym okresie spółka dominująca SPIN SA wykupiła, wyemitowane w listopadzie 2006 roku, dłużne papiery wartościowe.

Informacja o wypłaconej lub zadeklarowanej dywidendzie

26 kwietnia 2007 roku Rada Nadzorcza SPIN SA podjęła uchwałę odnośnie wypłaty dywidendy, z zysku wypracowanego w roku 2006, w kwocie 0,07 PLN na 1 akcję. W trakcie Zwyczajnego Walnego Zgromadzenia Akcjonariuszy SPIN SA, zwołanego na dzień 17 maja 2007 roku, ma zostać podjęte uchwała w sprawie proponowanego podziału zysku netto SPIN SA za 2006 rok.

Zdarzenia po dniu bilansowym mogące w znaczący sposób wpłynąć na przyszłe wyniki finansowe

Umowa warunkowego przejęcia długu

26 kwietnia 2007 r. SPIN podpisał z ABG Ster-Projekt SA warunkową umowę przejęcia długu o łącznej kwocie 25,8 miliona złotych, który SPIN S.A. zobowiązany był zapłacić na rzecz PROKOM Software SA z siedzibą w Warszawie z tytułu zawartych pomiędzy SPIN SA i PROKOM Software SA umów, tj. warunkowej umowy sprzedaży 490 (czterystu dziewięćdziesięciu) udziałów w spółce pod firmą: OptiX

Sp. z o.o. z siedzibą w Gdyni z dnia 18 sierpnia 2005 r. oraz warunkowej umowy sprzedaży 247 (dwustu czterdziestu siedmiu) udziałów w spółce OptiX Sp. z o. o. z siedzibą w Gdyni z dnia 22 lutego 2007 roku.

W wyniku zawartej warunkowej umowy przejęcia długu ABG Ster-Projekt SA zwolnił SPIN SA z obowiązku zapłaty na rzecz PROKOM Software SA kwoty przejmowanego długu i zobowiązał się do zapłaty kwoty przejętego długu na rzecz PROKOM Software SA w terminie do 21 maja 2007 roku.

Umowa została zawarta pod następującymi warunkami rozwiązującymi:

1. PROKOM Software SA w terminie 14 (czternastu) dni roboczych od doręczenia informacji, o której mowa w § 4 niniejszej Umowy nie wyrazi zgody na przejęcie przez ABG Ster – Projekt długu wynikającego z którejkolwiek z umów zawartych pomiędzy SPIN SA i PROKOM Software SA, lub

2. Zwyczajne Walne Zgromadzenie SPIN S.A. zwołane na 17 maja 2007 roku nie podejmie uchwały w sprawie połączenia SPIN SA z ABG Ster – Projekt SA, lub

3. Zwyczajne Walne Zgromadzenie ABG Ster – Projekt SA zwołane na 17 maja 2007 roku nie podejmie uchwały w sprawie połączenia ABG Ster – Projekt SA ze SPIN SA, lub

4. Zwyczajne Walne Zgromadzenie ABG Ster – Projekt SA zwołane na 17 maja 2007 roku nie podejmie uchwały w sprawie podwyższenia kapitału zakładowego ABG Ster – Projekt SA o kwotę nie wyższą niż 5.913.085 zł poprzez emisję 5.913.085 akcji na okaziciela serii I, z pozbawieniem dotychczasowych akcjonariuszy prawa poboru akcji serii I oraz zmian w Statucie ABG Ster – Projekt SA, zgodnie z którą to uchwałą co najmniej 3.290.717 akcji będzie zaoferowanych do objęcia przez PROKOM Software SA, lub

5. PROKOM Software SA nie obejmie co najmniej 3.290.717 akcji na okaziciela serii I zaoferowanych do objęcia przez ABG Ster – Projekt SA w związku z podjęciem przez Zwyczajne Walne Zgromadzenie uchwały w sprawie podwyższenia kapitału zakładowego ABG Ster – Projekt SA, o którym mowa w punkcie 4 powyżej i nie zawrze z ABG Ster – Projekt S.A. umowy objęcia ww. akcji, lub

6. PROKOM Software SA nie wyrazi zgody na umorzenie długu wynikającego z którejkolwiek z umów zawartych pomiędzy SPIN SA i PROKOM Software SA poprzez potrącenie wierzytelności pieniężnej przysługującej ABG Ster – Projekt SA wobec PROKOM Software SA z tytułu objęcia przez PROKOM Software SA co najmniej 3.290.717 akcji na okaziciela serii I z długu wynikającego z którejkolwiek z umów zawartych pomiędzy SPIN SA i PROKOM Software SA.

Nabycie udziałów w spółce

26 kwietnia 2007 roku SPIN złożył oświadczenie o objęciu 980 udziałów o łącznej wartości nominalnej 490 tysięcy złotych w podwyższonym kapitale zakładowym spółki Instytut Innowacji i Społeczeństwa Informacyjnego Sp. z o.o., w zamian za wkład pieniężny: 490 tysięcy złotych. Instytut Innowacji i Społeczeństwa Informacyjnego Sp. z o.o. z siedzibą w Katowicach jest następcą prawnym spółki Alcyone Sp. z o.o. z siedzibą w Warszawie, która jest spółka zależną ABG Ster-Projekt SA Prezesem Zarządu spółki pod firmą: Instytut Innowacji i Społeczeństwa Informacyjnego Sp. z o.o. z siedzibą w Katowicach jest Jerzy Gałuszka obecny Wiceprezes SPIN SA Objęcie udziałów zostało sfinansowane ze środków własnych SPIN S.A.

Informacja o zmianach zobowiązań warunkowych lub aktywach warunkowych, które nastąpiły od czasu zakończenia ostatniego roku obrotowego

Gwarancje

Zobowiązania warunkowe Grupy dotyczące gwarancji bankowych udzielonych jako zabezpieczenie wykonania umów handlowych wynikają z umów zawartych z BRE Bank Katowice, Bankiem Millennium i BZ WBK SA. Na dzień 31 marca 2007 roku Spółka posiada także aktywne gwarancje ubezpieczeniowe zawarte z Towarzystwem Ubezpieczeń i Reasekuracji Warta SA i STU Ergo Hestia SA z tytułu należytego wykonania zawartych umów i przystąpienia do przetargów publicznych (wadia).

Na dzień 31 marca 2007 Jednostka Dominująca posiada zobowiązanie warunkowe względem Prokom Software SA w kwocie 14,2 miliona złotych z tytułu zawartej dnia 22 lutego 2007 roku umowy nabycia udziałów w OptiX sp. z o.o.

Ocena możliwości zrealizowania opublikowanych przez Zarząd prognoz wyników

Zarząd SPIN SA nie publikował prognozy na 2007 rok.

Informacje o toczących się postępowaniach dotyczących zobowiązań albo wierzytelności SPIN SA lub jednostek do niego zależnych

W prezentowanym okresie przed sądem, organem właściwym dla postępowania arbitrażowego lub organem administracji publicznej nie toczyły się postępowania dotyczące zobowiązań albo wierzytelności SPIN SA lub jednostek od niego zależnych, których łączna wartość stanowiłaby, co najmniej 10% kapitałów własnych Spółki.

Udzielone poręczenia kredytów, pożyczki lub gwarancje

Wartość poręczonych kredytów, pożyczek lub gwarancji udzielonych przez Jednostkę Dominującą lub jednostki od niej zależne, jednemu podmiotowi lub jednostce od niego zależnej, nie przekraczała 10% kapitałów własnych Jednostki Dominującej.

Wynagrodzenia wypłacone i należne członkom Zarządu oraz Rady Nadzorczej SPIN SA w okresie od 1 stycznia 2007 roku do 31 marca 2007 roku (w tysiącach złotych)

Wynagrodzenie wypłacone członkom Zarządu oraz członkom Rady Nadzorczej Spółki (Jednostki Dominującej) przedstawiało się w okresie 3 miesięcy zakończonym 31 marca 2007 roku następująco:

Zarząd	240
Rada Nadzorcza	—


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Zdarzenia dotyczące lat ubiegłych

Nie wystąpiły żadne znaczące zdarzenia w latach ubiegłych, które zostałyby ujęte w sprawozdaniu finansowym za okres okresie 3 miesięcy zakończonym 31 marca 2007 roku.

W kolumnie "przekształcone" w sprawozdaniach finansowych za okres 3 miesięcy zakończony 31 marca 2006 roku SPIN SA zaprezentował korekty bilansu otwarcia. Korekta dotyczyła kosztów sprzedaży, które na podstawie podpisanej umowy powinny zostać ujęte w kosztach 2005 roku. Na skutek przeoczenia informacja ta nie znalazła odzwierciedlenia w skonsolidowanych sprawozdaniach finansowych Grupy SPIN SA za rok obrotowy 2005. W związku z zaistniałą sytuacją Zarząd SPIN SA, że sprawozdanie finansowe za rok 2005 zostało obarczone istotnym błędem, podjął decyzję o korekcie błędu i skorygowaniu bilansu otwarcia w skonsolidowanych sprawozdaniach finansowych Grupy SPIN SA. W wyniku korekty zyski zatrzymane Grupy za 2005 rok zostały obniżone, a bierne rozliczenia międzyokresowe wzrosły o 1.649 tysięcy złotych.

Struktura zatrudnienia

Przeciętne zatrudnienie w Grupie kształtowało się następująco:

	31 marca 2007 roku	31 marca 2006 roku
Zatrudnienie	**761**	**809**

SPIN SPÓŁKA AKCYJNA

Informacja dodatkowa

do skróconego sprawozdania finansowego

Grupy Kapitałowej SPIN SA

za I kwartał 2007 roku

- sporządzona zgodnie z Międzynarodowymi
Standardami Sprawozdawczości Finansowej

Podstawowe dane ze Sprawozdania jednostkowego SPIN SA


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Podstawy sporządzenia skróconego sprawozdania finansowego SPIN SA

Niniejsze skrócone sprawozdanie finansowe zostało sporządzone zgodnie z zasadą kosztu historycznego, z wyjątkiem nieruchomości inwestycyjnych, gruntów i budynków, które wycenianie są według wartości rynkowej oraz aktywów finansowych dostępnych do sprzedaży oraz pochodnych instrumentów finansowych, które są wyceniane według wartości godziwej. Walutą pomiaru Spółki i walutą sprawozdawczą niniejszego sprawozdania finansowego jest złoty polski („PLN”), a wszystkie wartości, o ile nie wskazano inaczej, podane są w tysiącach złotych („tys. PLN”).

Sprawozdanie finansowe zostało sporządzone przy założeniu kontynuowania działalności gospodarczej przez Spółkę w dającej się przewidzieć przyszłości. Na dzień zatwierdzenia niniejszego sprawozdania finansowego do publikacji nie stwierdza się istnienia okoliczności wskazujących na zagrożenie kontynuowania działalności przez Spółkę.

SKRÓCONY RACHUNEK ZYSKÓW I STRAT SPIN SA

za okres 3 miesięcy zakończony 31 marca 2007 roku

	3 miesiące do 31 marca 2007 roku	3 miesiące do 31 marca 2006 roku
	tys. PLN	tys. PLN
Działalność operacyjna		
Przychody ze sprzedaży	**23 429**	**17 825**
Przychody ze sprzedaży produktów i usług	19 018	13 315
Przychody ze sprzedaży towarów i materiałów	4 411	4 510
Koszt własny sprzedaży	**21 975**	**14 956**
Koszt wytworzenia sprzedanych produktów i usług	18 022	13 040
Wartość sprzedanych towarów i materiałów	3 953	1 916
Zysk/strata brutto ze sprzedaży	**1 454**	**2 869**
Koszty sprzedaży i dystrybucji	2 718	2 893
Koszty ogólnego zarządu	3 014	4 076
Pozostałe przychody operacyjne	54	58
Pozostałe koszty operacyjne	118	95
Zysk/strata z działalności operacyjnej	**(4 342)**	**(4 137)**
Przychody finansowe	1 846	188
Koszty finansowe	349	64
Zysk/strata brutto	**(2 845)**	**(4 013)**
Podatek dochodowy (obciążenie podatkowe)	(494)	(768)
Zysk/strata netto	**(2 351)**	**(3 245)**
Zysk netto przypadający na jedną akcję:		
podstawowy z zysku netto	(0,43) PLN	(0,59) PLN
rozwodniony z zysku netto	(0,43) PLN	(0,59) PLN

Średnioważona ilość akcji w sztukach na 31 marca 2007 roku oraz na 31 marca 2006 roku wynosiła 5 529 074 sztuk.

SPIN SA w bieżącym okresie sprawozdawczym osiągnął 100% przychodów ze sprzedaży na polskim rynku. Działalność Emitenta ogranicza się tylko do branży informatycznej, dlatego też Spółka nie prezentuje podziału działalności wg branż lub segmentów geograficznych.

SKRÓCONY BILANS SPIN SA

na dzień 31 marca 2007 roku

	31 marca 2007 roku	31 grudnia 2006 roku	31 marca 2006 roku
			(przekształcone)
	tys. PLN	tys. PLN	tys. PLN
AKTYWA			
Aktywa trwałe (długoterminowe)	**100 302**	**99 534**	**95 125**
Rzeczowe aktywa trwałe	8 294	8 529	8 509
Nieruchomości inwestycyjne	1 140	1 140	1 004
Wartość firmy	44 428	44 428	44 428
Pozostałe wartości niematerialne	19 102	18 326	12 424
Aktywa z tytułu odroczonego podatku dochodowego	576	82	320
Aktywa finansowe dostępne do sprzedaży	1 444	1 444	1 444
Inwestycje w jednostki zależne	23 949	23 949	26 349
Należności długoterminowe	329	596	508
Długoterminowe rozliczenia międzyokresowe	1 040	1 040	139
Aktywa obrotowe (krótkoterminowe)	**63 371**	**75 441**	**45 515**
Zapasy	14 093	4 180	543
Rozliczenia międzyokresowe	4 143	2 739	6 673
Należności z tytułu dostaw i usług	21 373	41 187	12 414
Należności z wyceny bilansowej długoterminowych kontraktów IT	15 363	15 393	11 134
Inne należności	4 231	5 609	1 019
Inne aktywa finansowe	2 245	3 375	3 864
Środki pieniężne i ekwiwalenty	1 923	2 958	9 868
SUMA AKTYWÓW	**163 673**	**174 975**	**140 640**



SKRÓCONY BILANS SPIN SA

na dzień 31 marca 2007 roku

	31 marca 2007 roku	31 grudnia 2006 roku	31 marca 2006 roku
			(przekształcone)
	tys. PLN	tys. PLN	tys. PLN
PASYWA			
Kapitał własny	**113 976**	**116 327**	**113 293**
Kapitał podstawowy	55 291	55 291	55 291
Nadwyżka wartości emisyjnej nad nominalną	10 708	10 708	10 708
Zyski zatrzymane	47 977	50 328	47 294
Zobowiązania długoterminowe	**118**	**118**	**134**
Zobowiązania długoterminowe	—	—	16
Rezerwy	118	118	118
Zobowiązania krótkoterminowe	**49 579**	**58 530**	**27 213**
Zobowiązania z tytułu emisji dłużnych papierów wartościowych	—	10 000	—
Zobowiązania z tytułu dostaw i usług	26 633	22 881	6 305
Zobowiązania z tytułu podatku dochodowego	998	998	—
Inne zobowiązania budżetowe	1 445	4 739	2 090
Pozostałe zobowiązania	11 922	12 794	13 569
Rezerwy	244	194	311
Rozliczenia międzyokresowe kosztów	4 478	3 248	3 725
Rozliczenia międzyokresowe przychodów	3 859	3 676	1 213
SUMA ZOBOWIĄZAŃ	**49 697**	**58 648**	**27 347**
SUMA PASYWÓW	**163 673**	**174 975**	**140 640**

SKRÓCONY RACHUNEK PRZEPŁYWÓW PIENIĘŻNYCH SPIN SA

za okres 3 miesięcy zakończony 31 marca 2007 roku

	3 miesiące do 31 marca 2007 roku	3 miesiące do 31 marca 2006 roku
	tys. PLN	tys. PLN
Przepływy środków pieniężnych z działalności operacyjnej		
Zysk netto przed opodatkowaniem	(2 845)	(4 013)
Korekty o pozycje:	**5 844**	**15 119**
Amortyzacja	1 205	981
Zmiana stanu zapasów	(9 913)	449
Zmiana stanu należności	16 480	24 955
Zmiana stanu zobowiązań	(1 925)	(9 190)
Zmiana stanu rozliczeń międzyokresowych	9	(1 839)
Zmiana stanu rezerw	50	(98)
Koszty odsetek	(54)	(97)
Zyski / straty z różnic kursowych	—	(4)
Zyski / straty z działalności inwestycyjnej	(8)	(38)
Inne	—	—
Środki pieniężne netto wygenerowane z działalności operacyjnej	**2 999**	**11 106**
Zapłacony podatek dochodowy	—	(1 010)
Środki pieniężne netto z działalności operacyjnej	**2 999**	**10 096**
Przepływy środków pieniężnych z działalności inwestycyjnej		
Wpływy ze sprzedaży rzeczowych aktywów trwałych	28	71
Wpływy ze sprzedaży aktywów finansowych dostępnych do sprzedaży	6 056	55
Wpływy ze sprzedaży innych aktywów finansowych	—	1 069
Nabycie rzeczowych aktywów trwałych i wartości niematerialnych	(1 854)	(681)
Nabycie innych aktywów finansowych	—	(1 881)
Pożyczki spłacone	150	—
Pożyczki udzielone	—	—
Otrzymane odsetki	119	—
Dywidendy otrzymane	1 642	—
Środki pieniężne netto wykorzystane w działalności inwestycyjnej	**6 141**	**(1 367)**
Przepływy środków pieniężnych z działalności finansowej		
Emisja / wykup dłużnych papierów wartościowych	(10 000)	—
Wpływy z tytułu emisji akcji	—	—

SKRÓCONY RACHUNEK PRZEPŁYWÓW PIENIĘŻNYCH SPIN SA

za okres 3 miesięcy zakończony 31 marca 2007 roku

	3 miesiące do 31 marca 2007 roku	3 miesiące do 31 marca 2006 roku
	tys. PLN	tys. PLN
Spłata zobowiązań z tytułu leasingu finansowego	(13)	(71)
Wpływy/ Spłata z tytułu zaciągnięcia pożyczek/kredytów	—	63
Inne	(162)	46
Środki pieniężne netto z działalności finansowej	**(10 175)**	**38**
Środki pieniężne i ich ekwiwalenty na początek okresu	**2 958**	**1 101**
Zmiana netto stanu środków pieniężnych i ich ekwiwalentów	(1 035)	8 767
Środki pieniężne i ich ekwiwalenty na koniec okresu	**1 923**	**9 868**

SPRAWOZDANIE ZE ZMIAN W KAPITALE WŁASNYM SPIN SA

Za okres 3 miesięcy zakończony 31 marca 2007 roku

	Kapitał podstawowy	Nadwyżka wartości emisyjnej nad nominalną	Zyski zatrzymane	Kapitał własny ogółem
	tys. PLN	**tys. PLN**	**tys. PLN**	**tys. PLN**
Na dzień 1 stycznia 2007 roku	**55 291**	**10 708**	**50 328**	**116 327**
Zysk / Strata za okres 3 miesięcy zakończony 31 marca 2007	—	—	(2 351)	**(2 351)**
Na dzień 31 marca 2007 roku	**55 291**	**10 708**	**47 977**	**113 976**

SPRAWOZDANIE ZE ZMIAN W KAPITALE WŁASNYM SPIN SA

Za okres 12 miesięcy zakończony 31 grudnia 2006

	Kapitał podstawowy	Nadwyżka wartości emisyjnej nad nominalną	Zyski zatrzymane	Kapitał własny ogółem
	tys. PLN	**tys. PLN**	**tys. PLN**	**tys. PLN**
Na dzień 1 stycznia 2006 roku	**55 291**	**10 708**	**51 805**	**117 804**
Efekt korekty błędu z lat poprzednich	—	—	(1 266)	(1 266)
Na dzień 1 stycznia 2006 roku przekształcone	**55 291**	**10 708**	**50 539**	**116 538**
Zysk / Strata za okres 12 miesięcy kończący się 31 grudnia 2006 roku	—	—	1 226	**1 226**
Dywidenda	—	—	(1 437)	(1 437)
Na dzień 31 grudnia 2006 roku	**55 291**	**10 708**	**50 328**	**116 327**

Za okres 3 miesięcy zakończony 31 marca 2006 roku *(przekształcone)*

	Kapitał podstawowy	Nadwyżka wartości emisyjnej nad nominalną	Zyski zatrzymane	Kapitał własny ogółem
	tys. PLN	**tys. PLN**	**tys. PLN**	**tys. PLN**
Na dzień 1 stycznia 2006 roku	**55 291**	**10 708**	**51 805**	**117 804**
Efekt korekty błędu z lat poprzednich	—	—	(1 266)	(1 266)
Na dzień 1 stycznia 2006 roku przekształcone	**55 291**	**10 708**	**50 539**	**116 538**
Zysk / Strata za okres 3 miesięcy kończący się 31 marca 2006 roku	—	—	(3 245)	(3 245)
Na dzień 31 marca 2006 roku	**55 291**	**10 708**	**47 294**	**113 293**

Podpisy osób reprezentujących SPIN SA:

data	imię i nazwisko	stanowisko / funkcja	podpis
8 maja 2007 roku	Michał Górski	Prezes Zarządu	
8 maja 2007 roku	Jerzy Gałuszka	Wiceprezes Zarządu	